COOPERATION AGREEMENT

This Cooperation Agreement (this "Agreement") is made and entered into as of February 5, 2018, by and among Rent-A-Center, Inc. (the "Company"), Engaged Capital Flagship Master Fund, LP ("Engaged Master Fund"), Engaged Capital Co-Invest V, LP ("Engaged Co-Invest V"), Engaged Capital Co-Invest V-A, LP ("Engaged Co-Invest V-A"), Engaged Capital Flagship Fund, LP ("Engaged Flagship LP"), Engaged Capital Flagship Fund, Ltd. ("Engaged Flagship Ltd."), Engaged Capital, LLC ("Engaged Capital"), Engaged Capital Holdings, LLC ("Engaged Holdings") and Glenn W. Welling ("Welling," and together with Engaged Master Fund, Engaged Co-Invest V, Engaged Co-Invest V-A, Engaged Flagship LP, Engaged Flagship Ltd., Engaged Capital and Engaged Holdings, the "Engaged Group") (each of the Company and the members of the Engaged Group, a "Party" to this Agreement, and collectively, the "Parties").

RECITALS

WHEREAS, the Engaged Group is deemed to beneficially own approximately 16.9% of the issued and outstanding common stock of the Company;

WHEREAS, the Company has announced that the Board of Directors of the Company (the "Board") will submit a binding proposal to the Company's stockholders at the 2018 annual meeting of stockholders of the Company (the "2018 Annual Meeting") to amend the Company's Certificate of Incorporation, as amended (the "Charter"), to declassify the structure of the Board such that all directors will stand for election on an annual basis (the "Declassification Proposal");

WHEREAS, the Company has further announced that each current director of the Board has committed to tender his resignation (a "Director Resignation Letter") following the 2018 Annual Meeting if he is a member of the Board at that time and that each such director will subsequently be reappointed to the Board by the remaining members of the Board, meaning the ultimate effect of the Declassification Proposal, if approved, is that all directors will stand for election annually beginning at the Company's 2019 annual meeting of stockholders (the "2019 Annual Meeting");

WHEREAS, Rishi Garg, a member of the Board whose term on the Board will expire at the 2018 Annual Meeting, has determined not to stand for re-election to the Board at the 2018 Annual Meeting and, accordingly, shall cease to be a director of the Company upon the conclusion of the 2018 Annual Meeting;

WHEREAS, J.V. Lentell and Michael J. Gade (each, a "Designated Director" and, collectively, the "Designated Directors"), each a member of the Board whose term on the Board will expire at the 2018 Annual Meeting, have recently informed the Company that they currently intend to stand for re-election to the Board at the 2018 Annual Meeting; and

WHEREAS, as of the date hereof, the Company and the Engaged Group have determined to come to an agreement with respect to certain matters relating to the 2018 Annual Meeting and certain other matters as provided in this Agreement, including, without limitation, consensus on

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proposed director nominees for stockholder consideration at the 2018 Annual Meeting such as to avoid the substantial cost and distraction to the Company and the Board associated with a contested election between the Company and the Engaged Group at the 2018 Annual Meeting.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound hereby, agree as follows:

1.   2018 Annual Meeting; Governance Matters.

(a)   The Company currently intends to hold the 2018 Annual Meeting no later than June 29, 2018 and agrees to hold the 2018 Annual Meeting no later than such date, unless otherwise agreed to in writing by the Parties.

(b)   The Board shall recommend in favor of, and use its reasonable best efforts to solicit stockholder support for, the approval of the Declassification Proposal at the 2018 Annual Meeting, and all directors and executive officers of the Company and all members of the Engaged Group agree to vote all shares beneficially owned by them or over which they have voting control in favor of the Declassification Proposal.

(c)   The Board and the appropriate committee(s) of the Board agree to terminate that certain Rights Agreement entered into by and between the Company and American Stock Transfer & Trust Company, LLC, dated as of March 28, 2017, no later than February 28, 2018, and shall take all other actions consistent with and necessary to facilitate such termination.

(d)   Effective as of the date hereof, each member of the Engaged Group, on behalf of itself and its respective Affiliates and Associates (each as defined below), hereby agrees that it will not, and that it will not permit any of its Affiliates or Associates to, (i) nominate or recommend for nomination any person for election to the Board at the 2018 Annual Meeting, directly or indirectly (except as expressly permitted by Section 2 of this Agreement), (ii) submit any proposal (including any proposal pursuant to Rule 14a-8 of the Exchange Act (as defined below)) for consideration at, or bring any other business before, the 2018 Annual Meeting, directly or indirectly (except as expressly permitted in Sections 1 and 2 of this Agreement), or (iii) initiate, encourage or participate in any "withhold" or similar campaign with respect to the 2018 Annual Meeting, directly or indirectly. Effective as of the date hereof, each member of the Engaged Group on behalf of itself and its respective Affiliates and Associates hereby agrees that it shall not publicly or privately encourage or support any other stockholder of the Company to take any of the actions described in this Section 1(d).

(e)   Each member of the Board previously nominated by the Engaged Group that was subsequently elected to the Board at the 2017 annual meeting of stockholders of the Company (collectively, the "2017 Directors") agrees to approve the nomination of the Designated Directors (or, if applicable, a Designated Replacement Director (as defined below)) and to support the election of the same to the Board at the 2018 Annual Meeting as the Company's nominees to the Board.

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(f)   The 2017 Directors each agree that if any Designated Director (or any Designated Replacement Director, if applicable) is unable to serve as a director, resigns as a director or elects not to stand for re-election at the 2018 Annual Meeting, then the remaining Designated Director and/or Designated Replacement Director(s) shall have the right to select a substitute person(s) to fill the resulting vacancy or, if no vacancy is created due to the choice by a Designated Director or a Designated Replacement Director not to stand for re-election, select a substitute person to be nominated for election to the Board at the 2018 Annual Meeting; provided that any substitute person recommended must be approved by the Nominating and Corporate Governance Committee (the "Nominating Committee") of the Board. Upon the approval of a substitute person by the Nominating Committee, which approval not to be unreasonably withheld, delayed or conditioned (any such replacement nominee shall be referred to as a "Designated Replacement Director"), the Board will take such actions as reasonably necessary to appoint such Designated Replacement Director to the Board effective no later than ten (10) business days after the Nominating Committee recommendation of such Designated Replacement Director. The remaining Designated Director and/or Designated Replacement Director(s) shall have the right to submit Designated Replacement Director candidates for consideration by the Nominating Committee until a Designated Replacement Director is approved by the Nominating Committee.

(g)   At the 2018 Annual Meeting and any special meeting that may be held prior to the Termination Date (as defined below), as applicable, each member of the Engaged Group agrees to appear in person or by proxy and to vote all of the voting securities it beneficially owns (i) in favor of the election of the Company's nominees to the Board, (ii) against any nominees for director not recommended by the Board, (iii) against any proposals to remove any director and (iv) in accordance with the Board's recommendation with respect to any stockholder proposals or other business presented at such meeting; provided, however, that the Engaged Group shall be permitted to vote in its sole discretion on a proposal (except with respect to the election or removal of directors or any other matter that would be inconsistent with the Engaged Group's specific obligations under this Agreement, including, without limitation, the obligations set forth in Sections 1(b), 1(d) and 1(g) hereof) if director Christopher B. Hetrick ("Hetrick") has not voted in favor of the Board's recommendation with respect to such proposal.

2.   Settlement Director and Other Board Matters.

(a)   As promptly as practicable following the execution of this Agreement, but in any event no later than thirty (30) days from the date of this Agreement, the Engaged Group shall submit to the Nominating Committee, in writing, two candidates (the "Potential Directors"), one of which to be named as a director candidate in the Company's proxy materials for election (subject to the satisfaction of the selection and qualification requirements set forth in this Section 2) to the Board at the 2018 Annual Meeting (such writing, the "Potential Directors List"). The Engaged Group acknowledges that ethnic and gender diversity are important factors to the Board when identifying and evaluating individuals to serve on the Board, and such factors are similarly important to the Engaged Group. In support of the Board's diversity objectives, the Engaged Group will endeavor to submit Potential Directors that are diverse from an ethnic and/or gender perspective.

(b)   The Engaged Group will ensure that (i) each Potential Director is not an Affiliate of any member of the Engaged Group, (ii) each Potential Director is a qualified candidate

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to serve as a director of Company under the Charter and the Company's Amended and Restated Bylaws (the "Bylaws"), and (iii) a fully completed copy of the Company's standard director and officer questionnaire, a Director Resignation Letter and other reasonable and customary director onboarding documentation required by the Company of all current directors in connection with the appointment or election of new Board members is provided to the Secretary of the Company contemporaneously with the Potential Directors List (which onboarding materials shall be provided to the Engaged Group no later than five (5) business days from the date of this Agreement).

(c)   Following the Nominating Committee's receipt of the Potential Directors List in accordance with the requirements of Section 2 hereof, the Nominating Committee shall, within ten (10) business days following the opportunity to interview the Potential Directors (in person or by teleconference), convene, review the Potential Directors and associated information with respect thereto and recommend that one of the Potential Directors be named as a director candidate in the Company's proxy materials for election to the Board at the 2018 Annual Meeting; provided, however, that in the event the Nominating Committee has a reasonable objection to both Potential Directors and does not approve of the Potential Directors, then the Engaged Group shall submit an additional candidate for consideration (such candidate, if any, a "Replacement Potential Director," and shall be regarded as a Potential Director for Purposes of Section 2(a) hereof). The Engaged Group shall have the right to submit Potential Replacement Directors for consideration by the Nominating Committee until a Replacement Potential Director is approved by the Nominating Committee. Upon receipt of the Nominating Committee's recommendation with respect to the Potential Director (or a Replacement Potential Director), the Board agrees to take all actions reasonably necessary to approve the inclusion of the Potential Director (or Replacement Potential Director, if applicable) to be named as a director candidate in the Company's proxy materials for election to the Board at the 2018 Annual Meeting (such Potential Director or, if applicable, Replacement Potential Director, following his or her election to the Board, is referred to herein as the "Settlement Director").

(d)   The Company agrees that if the Settlement Director (or any Settlement Replacement Director (as defined below), if applicable) elects not to stand for election at the 2018 Annual Meeting or is unable to serve as a director, resigns as a director or is removed as a director without cause prior to the Termination Date, then the Engaged Group shall have the right to select a substitute person(s) to fill the resulting vacancy or, if no vacancy is created due to the choice by a Settlement Director or Settlement Replacement Director not to stand for election, select a substitute person to be nominated for election to the Board at the 2018 Annual Meeting; provided that any substitute person recommended by the Engaged Group must satisfy the requirements of Sections 2(a), 2(b) and 2(e) hereof and be approved by the Nominating Committee (such approval not to be unreasonably withheld, delayed or conditioned). In the event the Nominating Committee does not approve a substitute person selected by the Engaged Group, the Engaged Group shall have the right to select additional substitute person(s) for consideration by the Nominating Committee until a Settlement Replacement Director (as defined below) is approved by the Nominating Committee. Upon the approval of a substitute person by the Nominating Committee (any such replacement nominee shall be referred to as a "Settlement Replacement Director"), the Board will take such actions as reasonably necessary to appoint such Settlement Replacement

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Director to the Board effective no later than ten (10) business days after the Nominating Committee recommendation of such Settlement Replacement Director.

(e)   The Settlement Director (or any Settlement Replacement Director, if applicable) must (i) qualify as "independent" pursuant to the U.S. Securities and Exchange Commission ("SEC") rules and regulations and NASDAQ listing standards (or other securities exchange on which the Company's securities may then be traded) and (ii) qualify to serve as a director under the Delaware General Corporation Law.

(f)   While the Settlement Director (or any Settlement Replacement Director, if applicable) is serving as a director on the Board, the Settlement Director (or any Settlement Replacement Director, if applicable) and all of the other members of the Board agree to cooperate and work constructively with one another to develop and implement initiatives designed to create durable, sustainable stockholder value during the continuation of the broad-based financial and strategic review process previously approved, announced and initiated by the Board; provided, however, that each director will be always free to reach his or her own good faith decisions regarding what is in the best interest of stockholders.

(g)   Prior to the 2018 Annual Meeting, the Board size shall be fixed at no more than six (6) directors, and immediately following the 2018 Annual Meeting and during the remaining term of this Agreement, the Board size may be increased to no more than seven (7) directors. In the event that the Board size is increased to seven (7) directors during the term of this Agreement, the process of selecting the seventh director shall follow substantially the same process set forth in Sections 2(a) – 2(d) hereof used for the selection of the Settlement Director.

(h)   In the event that the Declassification Proposal is not approved at the 2018 Annual Meeting, immediately following the conclusion of the 2018 Annual Meeting, the Board and the appropriate committee(s) of the Board shall take all steps reasonably necessary to reconfigure the classes on which the directors serve such that each class of directors is as nearly as equal in number of directors as possible.

3.   Non-Disparagement. During the term of this Agreement, the Company, on the one hand, and each member of the Engaged Group, on the other hand, will refrain from making, and will cause their respective Affiliates and Associates and its and their respective Representatives (as defined below) not to make, any statement or announcement that constitutes an ad hominem attack on, or that otherwise disparages, impugns or is reasonably likely to damage the reputation of, (a) in the case of statements or announcements by or on behalf of a member of the Engaged Group, the Company or any of its Affiliates or Associates or any of its or their respective officers, directors (or any Affiliates or Associates of such directors) or employees or any person who has served as an officer, director or employee of the Company or any of its Affiliates or Associates; and (b) in the case of statements or announcements by or on behalf of the Company, each member of the Engaged Group and its respective Affiliates and Associates and its and their respective principals, directors, officers, employees, members or general partners or any person who has served as such. The foregoing will not prevent the making of any factual statement in any compelled testimony or the production of information, whether by legal process, subpoena or as part of a response to a request for information from any governmental authority with jurisdiction over the Party from whom information is sought. For purposes of this Agreement,

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"Representatives," with respect to each Party, shall mean such Party's principals, directors, officers, employees, general partners, members, agents, representatives, attorneys and advisors acting at the direction or on behalf of such Party.

4.   Representations and Warranties of the Company. The Company represents and warrants to the Engaged Group that (a) the Company has the corporate power and authority to execute this Agreement and to bind it thereto, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid and binding obligation and agreement of the Company, and is enforceable against the Company in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles and (c) the execution, delivery and performance of this Agreement by the Company does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to the Company, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

5.   Representations and Warranties of the Engaged Group. Each member of the Engaged Group represents and warrants to the Company that (a) the authorized signatory of such Engaged Group member set forth on the signature page hereto has the power and authority to execute this Agreement and any other documents or agreements to be entered into in connection with this Agreement and to bind it thereto, (b) this Agreement has been duly authorized, executed and delivered by such Engaged Group member, and is a valid and binding obligation of such Engaged Group member, enforceable against each in accordance with its terms, except as enforcement thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors and subject to general equity principles, (c) the execution of this Agreement, the consummation of any of the transactions contemplated hereby, and the fulfillment of the terms hereof, in each case in accordance with the terms hereof, will not conflict with, or result in a breach or violation of the organizational documents of such Engaged Group member as currently in effect and (d) the execution, delivery and performance of this Agreement by such Engaged Group member does not and will not violate or conflict with (i) any law, rule, regulation, order, judgment or decree applicable to such Engaged Group member, or (ii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both could constitute such a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such member is a party or by which it is bound.

6.   Termination. This Agreement shall terminate on the date that is thirty (30) days prior to the expiration of the Company's advance notice period for the nomination of directors by stockholders at the 2019 Annual Meeting (the "Termination Date"), which date shall only be deemed to refer to the notice periods as established by the Bylaws and shall not, in any event, be deemed to refer to the date for submission of stockholder proposals as established by Rule 14a-8

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of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Notwithstanding the foregoing, this Section 6 and Sections 8-16 shall survive the termination or expiration of this Agreement.

7.   Filings and Public Statements. Within one (1) business day following the date of this Agreement, the Company and the members of the Engaged Group shall jointly issue a mutually agreeable press release, substantially in the form attached hereto as Exhibit A (the "Press Release"), announcing this Agreement. Prior to the issuance of the Press Release, neither the Company nor the Engaged Group shall issue any press release or public announcement regarding this Agreement or take any action that would require public disclosure thereof without the prior written consent of the other Party. No Party or any of its Affiliates or Associates shall make any public statement (including, without limitation, in any filing required under the Exchange Act) concerning the subject matter of this Agreement inconsistent with the Press Release. From the date hereof until the Termination Date, no Party shall make any public announcement or statement that is inconsistent with or contrary to the statements made in the Press Release, except as required by law or the rules and regulations of any stock exchange or governmental entity or with the prior written consent of the Engaged Group and the Company, as applicable, and otherwise in accordance with this Agreement. The Company, with respect to its Current Report on Form 8-K, and the Engaged Group, with respect to its amendment to its Schedule 13D, in each case in connection with the entrance by the Parties to this Agreement, will provide the other Party, prior to each such filing, a reasonable opportunity to review and comment on such documents, and each such Party will consider any comments from the other Party in good faith.

8.   Specific Performance. Each of the members of the Engaged Group, on the one hand, and the Company, on the other hand, acknowledges and agrees that irreparable injury to the other Party hereto would occur in the event any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). It is accordingly agreed that each member of the Engaged Group, on the one hand, and the Company, on the other hand (the "Moving Party"), shall each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms hereof, and the other Party hereto will not take action, directly or indirectly, in opposition to the Moving Party seeking such relief on the grounds that any other remedy or relief is available at law or in equity. This Section 8 is not the exclusive remedy for any violation of this Agreement.

9.   Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. It is hereby stipulated and declared to be the intention of the Parties that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any of such which may be hereafter declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any of such that is held invalid, void or enforceable by a court of competent jurisdiction.

10.   Notices. Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be

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deemed to have been delivered: (a) upon receipt, when delivered personally; (b) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending Party); (c) upon confirmation of receipt, when sent by email (provided, however, that such confirmation is not automatically generated); or (d) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the Party to receive the same. The addresses for such communications shall be:

If to the Company:

Rent-A-Center, Inc.
5501 Headquarters Drive
Plano, TX 75024
Attention: Dawn M. Wolverton
Telephone: (972) 801-1160
Email: Dawn.Wolverton@Rentacenter.com
Facsimile: (866) 260-1424

With copies (which shall not constitute notice) to:

Winston & Strawn LLP
2501 N. Harwood St., Suite 1700
Dallas, TX 75201
Attention: Thomas W. Hughes
         Todd J. Thorson
Telephone: (214) 453-6500
Email: TWHughes@winston.com
       TThorson@winston.com
Facsimile: (214) 453-6400

If to the Engaged Group:

Engaged Capital, LLC
610 Newport Center Drive, Suite 250
New Port Beach, CA 92660
Attention: Glenn W. Welling
Telephone: (949) 734-7900
Email: glenn@engagedcapital.com
Facsimile: (949) 734-7901

With a copy (which shall not constitute notice) to:

Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019
Attention: Steve Wolosky
          Ryan P. Nebel
Telephone: (212) 451-2300
Email: SWolosky@olshanlaw.com
       RNebel@olshanlaw.com
Facsimile: (212) 451-2222

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11. <u>Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial</u>.

(a)   This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware without reference to the conflict of laws principles thereof.

(b)   The Parties irrevocably agree that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns, shall be brought and determined exclusively in the Court of Chancery of the State of Delaware (or, if any such court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) and any appellate court therefrom. Each of the Parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereto hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(c)   EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY.

12.   <u>Affiliates and Associates</u>. The obligations of each member of the Engaged Group herein shall be understood to apply to each of its respective Affiliates and Associates, and each member of the Engaged Group agrees that it will cause its respective Affiliates and Associates to comply with the terms of this Agreement. As used in this Agreement, the terms "Affiliate" and "Associate" shall have the respective meanings set forth in Rule 12b-2 promulgated by the SEC under the Exchange Act and shall include all persons or entities that at any time during the term of this Agreement become Affiliates or Associates of any person or entity referred to in this Agreement, it being understood, that such terms shall not include non-employee investors in any member of the Engaged Group, or any portfolio company of any member of the Engaged Group, in each case that are not controlled by any member of the Engaged Group or Welling, alone or in combination. Any Affiliate or Associate controlled by Welling shall be considered an Affiliate or Associate, respectively, of each member of the Engaged Group.

13.   <u>Confidentiality</u>. The Company understands and agrees that, subject to the terms of, and in accordance with, this Agreement, Hetrick may, if and to the extent he desires to do so (and subject to his fiduciary duties), confidentially disclose information he obtains while serving as a member of the Board or of any committee of the Board to the Engaged Group. Each member of

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the Engaged Group acknowledges and agrees that this information is confidential and proprietary to the Company and may include trade secrets or other business information the disclosure of which could harm the Company. In consideration for, and as a condition of, the information being furnished to the Engaged Group and, subject to the restrictions set forth in this Section 13, each member of the Engaged Group agrees to treat any and all information concerning or relating to the Company or any of its Affiliates or Associates that is furnished to it (regardless of the manner in which it is furnished, including in written or electronic format or orally, gathered by visual inspection or otherwise) by Hetrick, or by or on behalf of the Company or any of its Representatives, together with any notes, analyses, reports, models, compilations, studies, interpretations, documents, records or extracts thereof containing, referring, relating to, based upon or derived from such information, in whole or in part (collectively, "Company Confidential Information"), as confidential in accordance with the provisions of this Section 13. Each member of the Engaged Group will, and will cause its Representatives to, (a) keep the Company Confidential Information strictly confidential and (b) not disclose any of the Company Confidential Information in any manner whatsoever without the prior written consent of the Company; provided, however, that members of the Engaged Group may privately disclose any of such information to their respective Representatives (i) who need to know such information for the sole purpose of advising such member of the Engaged Group on its investment in the Company and (ii) who are informed by such member of the Engaged Group of the confidential nature of such information and agree to abide for the benefit of the Company to the terms hereof; provided, further, that such member of the Engaged Group will be responsible for any violation of this Agreement by its Representatives as if they were parties hereto. It is understood and agreed that Hetrick shall not disclose to the Engaged Group or its Representatives any Legal Advice (as defined below) that may be included in the Company Confidential Information with respect to which such disclosure may constitute waiver of the Company's attorney-client privilege or attorney work-product privilege. "Legal Advice" as used herein shall include any advice or guidance provided by legal counsel that a person would reasonably believe to be protected by the attorney-client and/or attorney work-product privilege. The obligations set forth in this Section 13 shall expire six (6) months after the date on which Hetrick no longer serves as a director of the Company; provided, that each member of the Engaged Group shall maintain in accordance with the confidentiality obligations set forth herein any Company Confidential Information constituting trade secrets for such longer time as such information constitutes a trade secret of the Company. The Engaged Group acknowledges that the Company Confidential Information may constitute material, non-public information. The Engaged Group is also aware that the securities laws of the United States and other relevant jurisdictions prohibit any person who has material, non-public information concerning the issuer of publicly traded securities from purchasing or selling such securities or from communicating such information to any other person when it is reasonably foreseeable that such person is likely to purchase or sell such securities.

14.   Expenses. Each Party shall be responsible for its own fees and expenses incurred in connection with the negotiation, execution and effectuation of this Agreement and the transactions contemplated hereby; provided, however, that to avoid the substantial cost and distraction to the Company and the Board associated with a contested election between the Company and the Engaged Group at the 2018 Annual Meeting, the Company agrees to reimburse the Engaged Group for reasonable and documented expenses incurred by the Engaged Group prior to the date hereof directly in connection with its investment in the Company in an amount not to exceed $925,000. The reimbursement provided in this Section 14 shall be paid by the Company to

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the Engaged Group on or before June 29, 2018 as approved by the Board provided that documentation supporting such reimbursable expenses is provided to the Company no later than ten (10) business days following the date of this Agreement.

15.   Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party (including by means of electronic delivery or facsimile).

16.   Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries. This Agreement contains the entire understanding of the Parties hereto with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth herein. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and the Engaged Group. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the Parties hereto and their respective successors, heirs, executors, legal representatives, and permitted assigns. No Party shall assign this Agreement or any rights or obligations hereunder without, with respect to any member of the Engaged Group, the prior written consent of the Company, and with respect to the Company, the prior written consent of an authorized representative of the Engaged Group. This Agreement is solely for the benefit of the Parties hereto and is not enforceable by any other persons.

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

Rent-A-Center, Inc.

By: _____

Name: Dawn M. Wolverton
Title: Vice President –
          Assistant General Counsel & Secretary

Engaged Capital Flagship Master Fund, LP

By: Engaged Capital, LLC
        General Partner

By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Co-Invest V, LP

By: Engaged Capital, LLC
        General Partner

By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Co-Invest V-A, LP

By: Engaged Capital, LLC
        General Partner

By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the date hereof.

Rent-A-Center, Inc.

By:_____
Name: Dawn M. Wolverton
Title: Vice President –
   Assistant General Counsel & Secretary

Engaged Capital Flagship Master Fund, LP

By: Engaged Capital, LLC
   General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Co-Invest V, LP

By: Engaged Capital, LLC
   General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Co-Invest V-A, LP

By: Engaged Capital, LLC
   General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

-12-

Engaged Capital Flagship Fund, LP

By: Engaged Capital, LLC
       General Partner



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Flagship Fund, Ltd.



By: _____
Name: Glenn W. Welling
Title: Director

Engaged Capital, LLC



By:_____
Name: Glenn W. Welling
Title: Founder and Chief Investment Officer

Engaged Capital Holdings, LLC



By:_____
Name: Glenn W. Welling
Title: Sole Member



_____
Glenn W. Welling

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EXHIBIT A

Press Release

(See attached)

NOT FOR IMMEDIATE RELEASE

RENT-A-CENTER ANNOUNCES COOPERATION AGREEMENT WITH ENGAGED CAPITAL, LLC

PLANO, Texas – February [5], 2018 – Rent-A-Center, Inc. (NASDAQ/NGS:RCII) ("Rent-A-Center" or the "Company"), a leader in the rent-to-own industry, today announced that it has entered into a cooperation agreement with Engaged Capital, LLC ("Engaged Capital"). Engaged Capital beneficially owns approximately 16.9 percent of Rent-A-Center's outstanding common stock.

Under the terms of the cooperation agreement, Rent-A-Center will nominate for election at the 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting") one new independent director to be proposed by Engaged Capital. That individual will replace the nomination of Rishi Garg, a current member of the Rent-A-Center Board, who has informed the Company that he does not intend to stand for re-election at the 2018 Annual Meeting. Engaged Capital fully supports the Board's diversity objectives and intends to propose a director nominee candidate for election at the 2018 Annual Meeting that is diverse from an ethnic and/or gender perspective.

J.V. Lentell and Michael J. Gade, members of the Rent-A-Center Board whose terms will expire at the 2018 Annual Meeting, have recently informed the Company of their intent to stand for re-election. Engaged Capital has agreed to vote in favor of Messrs. Lentell and Gade, in addition to the new nominee. Prior to the 2018 Annual Meeting, the Board will be composed of six directors, but may, following the 2018 Annual Meeting, be expanded to seven directors during the remaining term of the cooperation agreement (in which case nominees for the seventh director seat would be proposed by Engaged Capital). Rent-A-Center has also agreed to terminate its stockholder rights plan in advance of the 2018 Annual Meeting. In addition, if elected at the 2018 Annual Meeting, Messrs. Lentell and Gade and the new independent director proposed by Engaged Capital will serve on the Board together with Jeffrey J. Brown, Mitchell E. Fadel and Christopher B. Hetrick, who were all Engaged Capital nominees and elected at the Company's 2017 Annual Meeting of Stockholders.

"We believe this consensus on Board composition for our stockholders' consideration is an important step forward as the Board conducts its review of strategic and financial alternatives for the Company," said Mitchell E. Fadel, Chief Executive Officer of Rent-A-Center. "These activities are ongoing and robust, and we look forward to reporting to our stockholders in due course."

"The actions announced today will allow the Company and Engaged Capital to continue our constructive working relationship while avoiding the expense and disruption of another proxy contest as we continue exploring options to maximize value for all of our stockholders," said J.V. Lentell, Chairman of the Rent-A-Center Board of Directors. "Under the terms of the cooperation agreement, the Board will achieve improved diversity while also implementing other important corporate governance goals."

Glenn W. Welling, Founder and Chief Investment Officer at Engaged Capital, stated "We are pleased to reach a cooperation agreement with Rent-A-Center. With the nominating window for the 2018 Annual Meeting upon us, this agreement helps ensure that the Board's review of strategic and financial alternatives will continue unabated and without distraction – enabling Rent-A-Center's directors to continue working constructively to maximize value for all stockholders."

Pursuant to the cooperation agreement, Engaged Capital has agreed to certain standstill provisions. Engaged Capital has also agreed to vote all of its shares in favor of Rent-A-Center's previously announced proposal to declassify the Board which, if approved, will result in all directors standing for election on an annual basis.

Rent-A-Center's Board nominees, its Board declassification plan and other matters to be considered by the Company's stockholders will be detailed in the Company's 2018 definitive proxy materials, which will be filed in advance of the 2018 Annual Meeting. This press release is being provided for informational

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purposes only and does not constitute the solicitation of any vote for approval of any transaction or proposal.

The full cooperation agreement between Rent-A-Center and Engaged Capital will be filed on a Form 8-K with the Securities and Exchange Commission.

J.P. Morgan is serving as financial advisor and Winston & Strawn LLP is serving as legal advisor to Rent-A-Center.

About Rent-A-Center
A rent-to-own industry leader, Plano, Texas-based, Rent-A-Center, Inc., is focused on improving the quality of life for its customers by providing them the opportunity to obtain ownership of high-quality, durable products such as consumer electronics, appliances, computers, furniture and accessories, under flexible rental purchase agreements with no long-term obligation. The Company owns and operates stores in the United States, Mexico, Canada and Puerto Rico, and Acceptance NOW kiosk locations in the United States and Puerto Rico. Rent-A-Center Franchising International, Inc., a wholly owned subsidiary of the Company, is a national franchiser of rent-to-own stores operating under the trade names of "Rent-A-Center," "ColorTyme," and "RimTyme." For additional information about the Company, please visit our website at www.rentacenter.com.

About Engaged Capital
Engaged Capital, LLC ("Engaged Capital") was established in 2012 by a group of professionals with significant experience in activist investing in North America and was seeded by Grosvenor Capital Management, L.P., one of the oldest and largest global alternative investment managers. Engaged Capital is a limited liability company owned by its principals and formed to create long-term shareholder value by bringing an owner's perspective to the managements and boards of undervalued public companies. Engaged Capital's efforts and resources are dedicated to a single investment style, "Constructive Activism" with a focus on delivering superior, long-term, risk-adjusted returns for investors. Engaged Capital is based in Newport Beach, California.

Investors:
Maureen Short, 972-801-1899
Interim Chief Financial Officer
maureen.short@rentacenter.com

or

Media:
Joele Frank, Wilkinson Brimmer Katcher
James Golden / Matthew Gross / Aura Reinhard
212-355-4449